

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

December 7, 2016

<u>Via E-mail</u>
B. Sonny Bal, MD
President and Chief Executive Officer
Amedica Corporation
1885 West 2100 South
Salt Lake City, UT 84119

> **Re: Amedica Corporation**
> **Registration Statement on Form S-3**
> **Filed November 25, 2016**
> **File No. 333-214804**

Dear Dr. Bal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David F. Marx, Esq.
        Dorsey & Whitney LLP